SKADDEN, ARPS, SLATE, MEAGHER & FLOM
	世達國際律師事務所	AFFILIATE OFFICES
PARTNERS	42/F, EDINBURGH TOWER, THE LANDMARK
CHRISTOPHER W. BETTS	15 QUEEN’S ROAD CENTRAL, HONG KONG	BOSTON
WILL H. CAI ^		CHICAGO
GEOFFREY CHAN *	TEL: (852) 3740-4700	HOUSTON
ANDREW L. FOSTER *	FAX: (852) 3740-4727	LOS ANGELES
BRADLEY A. KLEIN ˜	www.skadden.com	NEW YORK
CHI T. STEVE KWOK *		PALO ALTO
EDWARD H.P. LAM ♦*		WASHINGTON, D.C.
HAIPING LI *		WILMINGTON
RORY MCALPINE ♦
CLIVE W. ROUGH ♦		BEIJING
JONATHAN B. STONE *		BRUSSELS
FRANKFURT
LONDON
^ (ALSO ADMITTED IN CALIFORNIA)		MOSCOW
♦ (ALSO ADMITTED IN ENGLAND & WALES)		MUNICH
˜ (ALSO ADMITTED IN ILLINOIS)		PARIS
* (ALSO ADMITTED IN NEW YORK)		SÃO PAULO
SEOUL
REGISTERED FOREIGN LAWYER		SHANGHAI
Z. JULIE GAO (CALIFORNIA)		SINGAPORE
TOKYO
	October 9, 2018	TORONTO

VIA EDGAR

Mr. J. Nolan McWilliams

Ms. Julie Griffith

Mr. Lyn Shenk

Ms. Melissa Gilmore

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Re:	Niu Technologies (CIK No. 0001744781)
Registration Statement on Form F-1 (File No. 333-227497)

Dear Mr. McWilliams, Ms. Griffith, Mr. Shenk and Ms. Gilmore:

On behalf of our client, Niu Technologies, a company organized under the laws of the Cayman Islands (the “Company”), we are filing herewith the Company’s Amendment No. 1 to the registration statement on Form F-1 (the “Registration Statement”) and certain exhibits via EDGAR with the Securities and Exchange Commission (the “Commission”). To facilitate your review, we have separately delivered to you four courtesy copies of the Registration Statement, marked to show changes to the registration statement filed with the Commission on September 24, 2018.

The Company will commence the marketing activities in connection with the offering shortly after the date hereof. The Company plans to request that the Staff declare the effectiveness of the Registration Statement on or about October 18, 2018, and will file the joint acceleration requests in time before the requested effective time. The Company would greatly appreciate the Staff’s continued assistance and support in meeting its timetable.

*              *              *

If you have any questions regarding the Registration Statement, please contact the undersigned by phone at +852 3740-4863 or via e-mail at julie.gao@skadden.com.

Very truly yours,

/s/ Z. Julie Gao
Z. Julie Gao

Enclosures

cc:	Yan Li, Chairman and Chief Executive Officer, Niu Technologies
Hardy Peng Zhang, Chief Financial Officer, Niu Technologies
Allen Lu, Partner, KPMG Huazhen LLP
David Zhang, Partner, Kirkland & Ellis International LLP
Steve Lin, Partner, Kirkland & Ellis International LLP